                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-12617

           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 2, 1996

    [LOGO]

                                  $200,000,000

                  The Hartford Financial Services Group, Inc.

                    6 3/8% Senior Notes due November 1, 2008

                                 -------------

Interest on the Notes is payable semi-annually on May 1 and November 1 of each year, commencing on May 1, 1999. The Notes may be redeemed, in whole or in part, at the option of The Hartford, at any time at a redemption price equal to any accrued and unpaid interest plus the greater of the principal amount thereof and an amount equal to the
           Discounted Remaining Fixed Amount Payments, as defined
               under the caption "Description of the Securities--
                         Redemption" in this Prospectus
                                  Supplement.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the
                        contrary is a criminal offense.

                                                                                 Underwriting
                                                                  Price to      Discounts and     Proceeds to
                                                                 Public (1)      Commissions    The Hartford (1)
                                                              ----------------  --------------  ----------------
Per Note....................................................      99.744%           .650%           99.094%
Total.......................................................  $    199,488,000   $  1,300,000   $    198,188,000

(1) Plus accrued interest, if any, from the date of original issuance.

    Delivery of the Notes will be made through The Depository Trust Company on or about November 2, 1998, against payment in immediately available funds.

Credit Suisse First Boston
                         Goldman, Sachs & Co.
                                                   J.P. Morgan & Co.

                  Prospectus Supplement dated October 28, 1998

                                 --------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                   PAGE
                                                 ---------
THE HARTFORD FINANCIAL SERVICES GROUP, INC.....        S-3
RATIO OF EARNINGS TO FIXED CHARGES.............        S-4
RECENT DEVELOPMENTS............................        S-5
USE OF PROCEEDS................................        S-6
CAPITALIZATION.................................        S-6

                                                   PAGE
                                                 ---------
SELECTED FINANCIAL INFORMATION.................        S-7
DESCRIPTION OF THE SECURITIES..................        S-9
UNDERWRITING...................................       S-10
NOTICE TO CANADIAN RESIDENTS...................       S-11
LEGAL OPINIONS.................................       S-12
EXPERTS........................................       S-12

                                   PROSPECTUS

AVAILABLE INFORMATION.................          2
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE...........................          2
ITT HARTFORD GROUP....................          3
USE OF PROCEEDS.......................          4
RATIO OF EARNINGS TO FIXED CHARGES....          4
DESCRIPTION OF DEBT SECURITIES........          5
DESCRIPTION OF CAPITAL STOCK OF ITT
  HARTFORD............................         17
DESCRIPTION OF WARRANTS...............         25
DESCRIPTION OF STOCK PURCHASE
  CONTRACTS AND STOCK PURCHASE
  UNITS...............................         26
PLAN OF DISTRIBUTION..................         27
LEGAL OPINIONS........................         29
EXPERTS...............................         29

                                 --------------

YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                  THE HARTFORD FINANCIAL SERVICES GROUP, INC.

    The Hartford Financial Services Group, Inc., formerly ITT Hartford Group, Inc. (together with its subsidiaries, "The Hartford"), is a holding company that owns, directly or indirectly, a number of insurance companies, including Hartford Fire Insurance Company ("Hartford Fire"), founded in 1810. Hartford Fire and its subsidiaries write insurance and reinsurance in the United States and internationally. The Hartford is the tenth largest property and casualty insurer and the fourth largest life insurer in the United States, based on written premiums and statutory assets, respectively, as of December 31, 1997. The Hartford had total assets of $141.1 billion and stockholders' equity of $6.4 billion at September 30, 1998.

    The Hartford is comprised of three primary segments: North American property and casualty, life and international. The North American property and casualty segment, with written premiums of $4.6 billion for the nine months ended September 30, 1998, consists of three major operations: commercial, personal and reinsurance. These operations provide a wide range of coverages for individuals and businesses. Commercial is the largest operation with $2.4 billion in written premiums for the nine months ended September 30, 1998, and offers workers' compensation, property, automobile, liability, marine, agricultural and bond coverages. The Hartford ranks among the largest carriers of personal lines insurance, providing homeowners, automobile and fire coverages to individuals across North America including a special program designed exclusively for members of the American Association of Retired Persons ("AARP"). Additionally, The Hartford is a major global reinsurer, with operations in the United States, Canada, the United Kingdom, Spain, Germany and Hong Kong.

    The Hartford's international segment provides property and casualty and life products in the Western European insurance market. The largest operations are London & Edinburgh Insurance Group, Ltd. ("London & Edinburgh") in the United Kingdom, Zwolsche Algemeene in the Netherlands and Belgium and ITT Ercos in Spain. The Hartford has recently reached an agreement to sell London & Edinburgh. See "Recent Developments."

    The Hartford's life segment, with assets exceeding $109 billion at September 30, 1998, provides (i) annuity products such as individual variable annuities and fixed market value adjusted annuities, deferred compensation and retirement plan services and mutual funds for savings and retirement needs, (ii) life insurance for income protection and estate planning, and (iii) employee benefits products such as group life and group disability insurance.

    On May 22, 1997, Hartford Life, Inc. ("HLI"), the holding company parent of The Hartford's significant life insurance subsidiaries, sold 26 million shares of its Class A common stock in an initial public offering and received proceeds, net of offering expenses, of $687 million. The 26 million shares sold in the initial public offering represented approximately 18.6% of the equity ownership in HLI and approximately 4.4% of the combined voting power of HLI's Class A and Class B common stock. The Hartford owns all of the 114 million outstanding shares of Class B common stock of HLI, representing approximately 81.4% of the equity ownership in HLI and approximately 95.6% of the combined voting power of HLI's Class A and Class B common stock. As of September 30, 1998, The Hartford continued to maintain an approximately 81% equity ownership in HLI.

    As a holding company, The Hartford Financial Services Group, Inc. has no significant business operations of its own and, therefore, relies on the dividends from its insurance company subsidiaries, which are primarily domiciled in Connecticut, as the principal source of cash flow to meet its obligations. The payment of dividends by Connecticut-domiciled insurers is limited under the insurance holding company laws of Connecticut which require notice to and approval by the state insurance commissioner for the declaration or payment of any dividend, which together with the other dividends or distributions made within the preceding twelve months, exceeds the greater of (i) 10% of the insurer's policyholder surplus as of December 31 of the preceding year or (ii) net income (or net gain from operations if such company is a life insurance company) for the twelve-month period ending on the thirty-first day of December last preceding, in each case determined under statutory insurance accounting policies. The insurance holding company laws of the other jurisdictions in which The Hartford's insurance subsidiaries are incorporated (or deemed commercially domiciled) generally contain similar (although in certain instances somewhat more restrictive) limitations on the payment of dividends. The total amount of statutory dividends which may be paid by the insurance subsidiaries of The Hartford Financial Services Group, Inc., in 1998 without prior approval, is $810 million. Of this amount, $510 million has been paid by the insurance subsidiaries to The Hartford Financial Services Group, Inc., as of September 30, 1998.

    The Hartford Financial Services Group, Inc. is an entity separate and distinct from its insurance subsidiaries. The principal source for payment of principal (and premium, if any) and any interest on debt obligations of The Hartford Financial Services Group, Inc. (including the Notes) is expected to be dividends paid on common stock of these subsidiaries. The rights of The Hartford Financial Services Group, Inc. to participate in any distribution of assets of any of its subsidiaries upon the liquidation or reorganization thereof or otherwise (and thus the ability of holders of the Notes to benefit indirectly from such distribution) are subject to the prior claims of creditors of the applicable subsidiary, except to the extent that The Hartford Financial Services Group, Inc. may itself be a creditor of that subsidiary. Claims on these subsidiaries by persons other than The Hartford Financial Services Group, Inc. include, as of September 30, 1998, claims by policyholders for benefits payable amounting to approximately $44.9 billion and claims of trade creditors, guaranty associations and holders of debt obligations amounting to approximately $6.2 billion.

    The Hartford's principal executive offices are located at Hartford Plaza, Hartford, Connecticut 06115, and its telephone number is (860) 547-5000.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth The Hartford's ratio of consolidated earnings to fixed charges and preferred dividend requirements for the years and the periods indicated:

                                                                                NINE MONTHS
                                                                                   ENDED             YEAR ENDED DECEMBER
                                                                               SEPTEMBER 30,                 31,
                                                                          ------------------------  ----------------------
                                                                             1998         1997         1997        1996
                                                                          -----------  -----------     -----     ---------
Ratio of Consolidated Earnings to Fixed Charges and Preferred Dividend
  Requirements(1).......................................................         6.2          7.6          7.5        (0.7)


                                                                             1995         1994         1993
                                                                             -----        -----        -----
Ratio of Consolidated Earnings to Fixed Charges and Preferred Dividend
  Requirements(1).......................................................         5.8          7.4          6.8

------------------------

(1) Excluding the equity gain on the HLI initial public offering of $368 million, the ratio of consolidated earnings to fixed charges and preferred dividend requirements was 5.8 and 6.1 for the nine months ended September 30, 1997 and for the year ended December 31, 1997, respectively. The December 31, 1996 ratio of consolidated earnings to fixed charges and preferred dividend requirements excluding other charges of $1.1 billion, before tax, primarily related to environmental and asbestos reserve increases and recognition of losses on the closed book of guaranteed rate contract business, was 5.0.

    For purposes of computing the ratio of consolidated earnings to fixed charges and preferred dividend requirements, "earnings" consists of income from operations before federal income taxes and fixed charges. "Fixed charges" consists of interest expense, amortization of debt expense, an imputed interest component for rental expense and dividend requirements on preferred stock of Hartford Fire.

                              RECENT DEVELOPMENTS

1998 THIRD QUARTER AND NINE MONTHS RESULTS

    The following table sets forth certain consolidated financial data for The Hartford for the third quarters and nine month periods ended September 30, 1998 and 1997.

                                                                                     (IN MILLIONS UNAUDITED)
                                                                               THIRD QUARTER       NINE MONTHS ENDED
                                                                            --------------------  --------------------
                                                                              1998       1997       1998       1997
                                                                            ---------  ---------  ---------  ---------
Net income (1)............................................................  $     214  $     299  $     714  $   1,077
Total revenues (2)........................................................  $   3,640  $   3,354  $  10,861  $   9,659

                                                                                             AS OF SEPTEMBER 30,
                                                                                            ----------------------
                                                                                               1998        1997
                                                                                            ----------  ----------
Total assets..............................................................................  $  141,064  $  126,831
Total investments.........................................................................  $   41,690  $   40,693
Separate accounts assets..................................................................  $   77,985  $   65,038
Total stockholders' equity................................................................  $    6,387  $    5,808

------------------------

(1) Included in net income for the third quarter and the nine months ended September 30, 1998, were $25.5 and $58, respectively, of after-tax realized capital losses and approximately $2 of after-tax net investment income related to a combined structured note transaction, which was accounted for in accordance with then current generally accepted accounting principles ("GAAP"). Had the transaction been accounted for as a unit, based upon recently prescribed GAAP for such types of transactions entered into after September 24, 1998, net income would have been approximately $23.5 and $56 higher for the third quarter and nine months ended September 30, 1998, respectively.

(2) Certain reclassifications to prior periods have been made to conform with the current period presentation.

    For the quarter ended September 30, 1998, The Hartford's net income was $214 million compared with $299 million for the same period last year. Net realized capital gains were $10 million (after-tax) in the third quarter, compared with $116 million (after-tax) for the same period a year ago. Revenues for The Hartford were $3.6 billion for the third quarter of 1998, compared with $3.4 billion for the same period a year ago, reflecting premium growth and higher net investment income, which were partially offset by significantly lower net realized capital gains.

    For the nine months ended September 30, 1998, The Hartford's net income was $714 million, compared with net income of $709 million (excluding the $368 million equity gain related to the HLI initial public offering), during the comparable 1997 period. Revenues for the first nine months of 1998 increased 12%, to $10.9 billion from $9.7 billion for the same period in 1997. This increase was primarily due to higher premiums and improved investment results, partially offset by lower net realized capital gains.

SALE OF LONDON & EDINBURGH

    The Hartford reached an agreement on October 26, 1998 to sell its United Kingdom-based London & Edinburgh subsidiary to Norwich Union, a leading provider of general and life insurance sold through intermediaries in the United Kingdom.

    The Hartford will receive L315 million (approximately $525 million) for the ongoing operations of London & Edinburgh. The Hartford will retain ownership of Excess Insurance Co. Ltd., London &

Edinburgh's property and casualty insurance and reinsurance subsidiary, which is in run-off. The transaction is expected to be completed in the fourth quarter of 1998, subject to United Kingdom insurance regulatory approval.

    London & Edinburgh is the United Kingdom's sixth largest general insurance company ranked by net written premium, specializing in household, motor, creditor and commercial insurance, as well as a small credit life insurance operation. For the year ended December 31, 1997, London & Edinburgh had revenues of $1.2 billion.

                                USE OF PROCEEDS

    The Hartford intends to use the net proceeds from the sale of the Notes for general corporate purposes, including for the repayment of outstanding commercial paper, bearing interest based upon the prevailing 30-day commercial paper rates, which as of October 28, 1998 averaged 5.2%. Such indebtedness was incurred to fund the repayment of The Hartford's $200,000,000 8.20% Senior Notes due 1998 at their maturity on October 15, 1998.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of The Hartford as of June 30, 1998 and after giving effect to the consummation of the offering of the Notes. See "Use of Proceeds." The following data is qualified in its entirety by the financial statements of The Hartford and other information contained elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein or therein by reference.

                                                                                                        AS OF
                                                                                                    JUNE 30, 1998
                                                                                                 --------------------
                                                                                                               PRO
                                                                                                  ACTUAL      FORMA
                                                                                                 ---------  ---------

                                                                                                    (IN MILLIONS)
Cash...........................................................................................  $     143  $     143
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------
Short-Term Debt(1).............................................................................        231         31
Long-Term Debt other than the Notes............................................................      1,482      1,482
6.375% Senior Notes due November 1, 2008.......................................................         --        200
Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding
  Solely Junior Subordinated Debentures (QUIPS and TruPS)......................................      1,250      1,250
Minority interest in Consolidated Subsidiary excluding unrealized gain.........................        379        379

Equity excluding unrealized gain on securities, net of tax.....................................      5,523      5,523
Unrealized gain on securities, net of tax......................................................        914        914
                                                                                                 ---------  ---------
  Total Stockholders' Equity...................................................................      6,437      6,437
                                                                                                 ---------  ---------
  Total Capitalization(2)......................................................................  $   8,865  $   8,865
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

------------------------

(1) Reflects the repayment of $200 million outstanding commercial paper, bearing interest based upon the prevailing 30-day commercial paper rates, which as of October 28, 1998 averaged 5.2%. Such indebtedness was incurred to fund the repayment of The Hartford's $200 million 8.20% Senior Notes due 1998 at their maturity on October 15, 1998.

(2) Excludes unrealized gain on securities, net of tax.

                         SELECTED FINANCIAL INFORMATION

    The following selected financial data for the five years ended December 31, 1997 are derived from the consolidated audited financial statements of The Hartford. The financial data for the six months ended June 30, 1998 and June 30, 1997 are derived from the consolidated unaudited financial statements of The Hartford. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which The Hartford considers necessary for a fair presentation of its financial position and results of operations as of such dates and for such periods. Operating results for the six months ended June 30, 1998 are not necessarily indicative of the results as might be expected for the entire year ending December 31, 1998.

    The following table reflects the consolidated financial position and results of operations of The Hartford. All material intercompany transactions and balances have been eliminated. On May 21, 1998, the Board of Directors of The Hartford Financial Services Group, Inc. declared a two-for-one stock split effected in the form of a 100% stock dividend distributed on July 15, 1998 to shareholders of record as of June 24, 1998. Share and per share data have been restated to reflect the effect of the split.

    The following amounts should be read in conjunction with the consolidated financial statements and notes thereto incorporated herein by reference.

                                                          SIX MONTHS ENDED
                                                              JUNE 30,                      YEARS ENDED DECEMBER 31,
                                                        --------------------  -----------------------------------------------------
                                                          1998       1997       1997       1996       1995       1994       1993
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                (DOLLARS IN MILLIONS, OTHER THAN PER SHARE DATA)
INCOME STATEMENT DATA:
  Revenues(1).........................................  $   7,221  $   6,305  $  13,461  $  12,577  $  12,247  $  11,249  $  10,503
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Income (loss) before cumulative effect of
      accounting changes(2)(3)........................        500        778      1,332        (99)       559        632        537
    Net income (loss)(2)(3)(4)........................  $     500  $     778  $   1,332  $     (99) $     559  $     644  $     537
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Earnings (loss) Per Share Data(5)
  Basic Earnings Per Share
    Income (loss) before cumulative effect of
      accounting changes(3)...........................  $    2.12  $    3.30  $    5.64  $   (0.42) $    2.39  $    2.70  $    2.29
    Net Income (loss)(3)(4)...........................  $    2.12  $    3.30  $    5.64  $   (0.42) $    2.39  $    2.75  $    2.29
  Diluted Earnings Per Share
    Income (loss) before cumulative effect of
      accounting changes(3)...........................  $    2.09  $    3.26  $    5.58  $   (0.42) $    2.37  $    2.68  $    2.28
    Net Income (loss)(3)(4)...........................  $    2.09  $    3.26  $    5.58  $   (0.42) $    2.37  $    2.74  $    2.28
  Dividends Declared Per Common Share(6)                $     .42  $     .40  $     .80  $     .80  $    3.33  $     .97  $     .95
BALANCE SHEET DATA:
  Assets..............................................  $ 144,948  $ 121,117  $ 131,743  $ 108,840  $  93,855  $  76,765  $  66,179
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Long-term debt and Redeemable Preferred Stock.......  $   1,482  $   1,682  $   1,482  $   1,032  $   1,022  $     682  $     842
  Company Obligated Mandatorily Redeemable Preferred
    Securities of Subsidiary Trusts Holding Solely
    Junior Subordinated Debentures....................      1,250      1,000      1,000      1,000         --         --         --
  Total stockholders' equity..........................  $   6,437  $   5,357  $   6,085  $   4,520  $   4,702  $   3,184  $   4,012
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
COMBINED RATIOS:
  North American Property & Casualty(7)...............      103.9      101.7      102.3      105.2      104.5      102.5      103.6
  Worldwide Property & Casualty(7)(8).................      104.3      102.4      103.6      105.0      103.6      100.9      102.8

------------------------

(1) Certain reclassifications to prior periods have been made to conform to the current period presentation.

(2) Included in net income for the six months ended June 30, 1998, were $32.5 in after-tax realized capital losses related to a combined structured note transaction, which was accounted for in accordance with then current GAAP. Had the transaction been accounted for as a unit, based upon recently prescribed GAAP for such types of transactions entered into after September 24, 1998, net income would have been $32.5 higher.

(3) 1996 includes other charges of $693, after-tax, or $2.96 basic/diluted earnings per share, consisting primarily of environmental and asbestos reserve increases and recognition of losses on the closed book of guaranteed rate contract business.

(4) 1994 includes $12, after-tax, or $0.05 basic/diluted earnings per share, for the net cumulative effect of accounting changes for accounting for certain investments in debt and equity securities and the change in the method of discounting to present value certain workers' compensation reserves.

(5) Actual number of weighted average common shares outstanding at December 31, 1995 of 234.2 million and actual number of weighted average common shares outstanding and dilutive potential common shares at December 31, 1995 of
    235.4 million are retroactively presented for all prior periods.

(6) Prior to the distribution of The Hartford's outstanding shares to shareholders of ITT Corporation on December 19, 1995, dividends that The Hartford declared were paid to ITT Corporation, which then paid dividends to its shareholders.

(7) 1996 excludes the impact of $660, before-tax, of the environmental and asbestos charge. Including the impact of this charge, the combined ratio for 1996 was 116.9 for North American Property & Casualty and 114.6 for Worldwide Property & Casualty. For the six months ended June 30, 1998, ratios include the effect of first quarter reserve additions associated with the sale of renewal rights and other considerations related to Industrial Risk Insurers. Excluding these reserve additions, the combined ratio for the six months ended June 30, 1998 was 102.9 for North American Property & Casualty and 103.4 for Worldwide Property & Casualty.

(8) Combined ratios exclude the results of the Other Operations segment for all periods presented.

                         DESCRIPTION OF THE SECURITIES

GENERAL

    The Notes will be issued in fully registered form only in denominations of $1,000 and any integral multiple thereof. The Notes will mature on November 1, 2008. Reference is made to the accompanying Prospectus for a detailed summary of additional provisions for the Notes and of the Indenture under which the Notes are issued.

    The Notes will bear interest at the rate of 6 3/8% per annum, from November 2, 1998, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable semi-annually on May 1 and November 1, commencing May 1, 1999, to the persons in whose names such Notes are registered at the close of business on April 15 and October 16, as the case may be, next preceding such May 1 and November 1. Interest will be computed on the basis of a 360-day year, consisting of twelve 30-day months.

    The Notes may be transferred or exchanged without any service charge at the corporate trust office of the Trustee in the City of New York, or at any other office or agency maintained by The Hartford for such purpose.

REDEMPTION

    The Notes will be subject to redemption by The Hartford prior to maturity in accordance with the redemption provisions set forth under the caption "Description of Debt Securities--Redemption" in the accompanying Prospectus, except as qualified by the immediately following sentence. The Notes may be redeemed, in whole or in part, at the option of The Hartford at any time at a redemption price equal to any accrued and unpaid interest plus the greater of the principal amount thereof and an amount equal to the Discounted Remaining Fixed Amount Payments, as defined under the caption "Description of Debt Securities--Redemption" in the accompanying Prospectus, except that, for purposes of the Notes, "Current Value" shall mean, in respect of any amount, the present value of that amount on the date fixed for redemption pursuant to
Section 1107 of the Indenture after discounting that amount on a semiannual basis from the originally scheduled date for payment on the basis of the Treasury Rate plus 25 basis points, all computed in accordance with generally accepted financial practice.

DEFEASANCE

    The provisions of article four of the Indenture relating to defeasance, which are described under the caption "Description of Debt
Securities--Defeasance" in the accompanying Prospectus, will apply to the Notes.

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in an Underwriting Agreement dated October 28, 1998 (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters") have severally but not jointly agreed to purchase from The Hartford the following respective principal amounts of the Notes:

                                                                                       PRINCIPAL
UNDERWRITER                                                                              AMOUNT
-----------------------------------------------------------------------------------  --------------
Credit Suisse First Boston Corporation.............................................  $  120,000,000
Goldman, Sachs & Co................................................................      40,000,000
J.P. Morgan Securities Inc.........................................................      40,000,000
                                                                                     --------------
                                                                                     --------------
    Total..........................................................................  $  200,000,000
                                                                                     --------------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes, if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

    The Hartford has been advised by the Underwriters that they propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession of 0.40% of the principal amount per Note, and the Underwriters and such dealers may allow a discount of 0.25% of such principal amount per Note on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Underwriters.

    The Hartford estimates that its expenses associated with the offer and sale of the Notes will be $150,000.

    The Notes are a new issue of securities with no established trading market. The Underwriters have advised The Hartford that they intend to act as market makers for the Notes. However, the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

    The Hartford has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

    The Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

    In the ordinary course of business, certain of the Underwriters and their affiliates have engaged and may in the future engage in investment banking and/or commercial banking transactions with The Hartford and its affiliates.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the Notes in Canada is being made only on a private placement basis exempt from the requirement that The Hartford prepare and file a prospectus with the securities regulatory authorities in each province where trades of Notes are effected. Accordingly, any resale of the Notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Notes.

REPRESENTATIONS OF PURCHASERS

    Each purchaser of Notes in Canada who receives a purchase confirmation will be deemed to represent to The Hartford and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Notes without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the SECURITIES ACT (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

    All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of Notes to whom the SECURITIES ACT (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Notes acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from The Hartford. Only one such report must be filed in respect of Notes acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of Notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Notes in their particular circumstances and with respect to the eligibility of the Notes for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL OPINIONS

    The validity of the Notes offered hereby will be passed upon for The Hartford by Michael S. Wilder, General Counsel of The Hartford, and for the Underwriters by Dewey Ballantine LLP, New York, New York. As of September 30, 1998, Mr. Wilder owned 3,033 shares of common stock of The Hartford. In addition, he held options to purchase 91,038 shares of common stock of The Hartford, and had 10,454 shares credited to his account in The Hartford Investment and Savings Plan. This statement supersedes the "Legal Opinions"
section in the Prospectus.

                                    EXPERTS

    The audited consolidated financial statements and schedules of The Hartford Financial Services Group, Inc. and subsidiaries incorporated by reference in this Prospectus Supplement and Prospectus and in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. This statement supersedes the section entitled "Experts" in the Prospectus.

                            ITT HARTFORD GROUP, INC.

                                Debt Securities
                                Preferred Stock
                                  Common Stock
                               Depositary Shares
                                    Warrants
                            Stock Purchase Contracts
                              Stock Purchase Units
                                  ------------

    ITT Hartford Group, Inc., a Delaware corporation ("ITT Hartford"), may from time to time offer together or separately its (a) debt securities, in one or more series, which may be either senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities" and, together with the Senior Debt Securities, the "Debt Securities"), (b) shares of its preferred stock, par value $.01 per share (the "Preferred Stock"), which may be issued in the form of Depositary Shares (as defined herein) evidenced by Depositary Receipts (as defined herein), (c) shares of its common stock, par value $.01 per share (the "Common Stock"), (d) warrants to purchase securities of ITT Hartford as shall be designated by ITT Hartford at the time of the offering (the "Warrants"), (e) Stock Purchase Contracts (the "Stock Purchase Contracts") to purchase Preferred Stock or Common Stock, and (f) Stock Purchase Units (the "Stock Purchase Units"), each representing ownership of a Stock Purchase Contract and Debt Securities or debt obligations of third parties, including U.S. Treasury securities, securing the holder's obligation to purchase Preferred Stock or Common Stock under the Stock Purchase Contract, in each case in amounts, at prices and on terms to be determined at the time or times of offering. The Debt Securities, Preferred Stock, Common Stock, Warrants, Stock Purchase Contracts and Stock Purchase Units are referred to herein collectively as the "Offered Securities". By separate prospectus, the form of which is included in the Registration Statement of which this Prospectus forms a part, three Delaware statutory business trusts (the "Trusts") sponsored by ITT Hartford may from time to time severally offer Preferred Securities guaranteed by ITT Hartford to the extent set forth therein and ITT Hartford may offer from time to time Junior Subordinated Deferrable Interest Debentures. The aggregate initial public offering price of the securities to be offered by this Prospectus and such other prospectus shall not exceed $1,750,000,000.

    Specific terms of the particular Offered Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement"), which will describe, without limitation and where applicable, the following: (a) in the case of the Debt Securities, the specific designation, aggregate principal amount, denominations, maturity, premium, if any, interest rate (which may be fixed or variable) or method of calculating interest, if any, place or places where principal, premium, if any, and interest, if any, will be payable, currency in which principal, premium, if any, and interest, if any, will be payable, any terms of redemption, any sinking fund provisions, terms for any conversion or exchange into other Offered Securities, initial public offering or purchase price, methods of distribution and other special terms, (b) in the case of Preferred Stock, the specific designation, stated value and liquidation preference per share and number of shares offered, dividend rate (which may be fixed or variable) or method of calculating dividends, place or places where dividends will be payable, any terms of redemption, any sinking fund provisions, terms for any conversion or exchange into other Offered Securities, initial public offering or purchase price, methods of distribution and other special terms, (c) in the case of Common Stock, the number of shares offered, initial public offering or purchase price, methods of distribution and other special terms, (d) in the case of Warrants, the duration, purchase price, exercise price and detachability of such Warrants and a description of the securities for which each Warrant is exercisable, (e) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share,
(f) in the case of Stock Purchase Contracts, the designation and number of shares of Preferred Stock or Common Stock issuable thereunder, the purchase price of the Preferred Stock or Common Stock, the date or dates on which the Preferred Stock or Common Stock is required to be purchased by the holders of the Stock Purchase Contracts, any periodic payments required to be made by the Company to the holders of the Stock Purchase Contracts or vice versa, and the terms of the offering and sale thereof, and (g) in the case of Stock Purchase Units, the specific terms of the Stock Purchase Contracts and any Debt Securities or debt obligations of third parties securing the holder's obligation to purchase the Preferred Stock or Common Stock under the Stock Purchase Contracts, and the terms of the offering and sale thereof.

    The Prospectus Supplement also will contain information, as applicable, about certain United States Federal income tax considerations relating to the Offered Securities.

    The Debt Securities will be unsecured and, because ITT Hartford is a non-operating holding company, will be effectively subordinated to all liabilities of ITT Hartford's subsidiaries, including liabilities under contracts of insurance and annuities written by ITT Hartford's insurance subsidiaries. Accordingly, holders of the Debt Securities should look only to the assets of ITT Hartford for payments of interest and principal and premium, if any. Unless otherwise specified in an applicable Prospectus Supplement, the Senior Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of ITT Hartford. The Subordinated Debt Securities will be subordinated in right of payment to all Senior Debt (as defined herein) of ITT Hartford to the extent described herein and in the applicable Prospectus Supplement relating thereto. The Debt Securities may be denominated in United States dollars or, at the option of ITT Hartford if so specified in the applicable Prospectus Supplement, in one or more foreign currencies or currency units. The Debt Securities may only be issued in registered form or in the form of one or more global debt securities unless otherwise specified in the applicable Prospectus Supplement. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global debt securities.

    The Offered Securities may be sold to or through underwriters, through dealers, remarketing firms or agents or directly to purchasers. See "Plan of Distribution". The names of any underwriters, dealers, remarketing firms or agents involved in the sale of Offered Securities in respect of which this Prospectus is being delivered and any applicable fee, commission or discount arrangements with them will be set forth in a Prospectus Supplement. The Prospectus Supplement will state whether the Offered Securities will be listed on any national securities exchange. If the Offered Securities are not listed on any national securities exchange, there can be no assurance that there will be a secondary market for the Offered Securities.

    This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.

                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                            A CRIMINAL OFFENSE.
                             ---------------------

                The date of this Prospectus is October 2, 1996.

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND THE APPLICABLE PROSPECTUS SUPPLEMENT, AND IF GIVEN OR MADE SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ITT HARTFORD OR ANY AGENT, UNDERWRITER OR DEALER. THIS PROSPECTUS AND THE APPLICABLE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH THEY RELATE, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THOSE TO WHICH THEY RELATE IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS AND/OR THE APPLICABLE PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              -------------------

    FOR NORTH CAROLINA RESIDENTS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT.

                             AVAILABLE INFORMATION

    ITT Hartford is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements and other information concerning ITT Hartford can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

    ITT Hartford has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to ITT Hartford and the securities offered hereby, reference is made to the Registration Statement and the exhibits and the financial statements, notes and schedules filed as a part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the Commission, at the addresses set forth above. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by ITT Hartford with the Commission are incorporated into this Prospectus by reference:

    1. ITT Hartford's Annual Report on Form 10-K for the year ended December 31, 1995;

    2. ITT Hartford's Quarterly Report on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996; and

    3. Description of ITT Hartford's Common Stock and its Rights associated with the Common Stock contained in its Registration Statement on Form 8-A, dated September 18, 1995 (as amended by the Form 8-A/A filed on November 15, 1995).

    Each document or report filed by ITT Hartford pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering described herein shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

    ITT Hartford will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference herein (other than exhibits not specifically incorporated by reference into the texts of such documents). Requests for such documents should be directed to: ITT Hartford Group, Inc., Hartford Plaza, Hartford, Connecticut 06115, Attention: Secretary (telephone: 860-547-5000).

                               ITT HARTFORD GROUP

    ITT Hartford Group, Inc. ("ITT Hartford" and, together with its subsidiaries, "ITT Hartford Group") is a holding company that owns, directly or indirectly, a number of insurance companies, including Hartford Fire Insurance Company ("Hartford Fire"). ITT Hartford Group, a diversified international organization founded in 1810, is the seventh largest property and casualty insurer and the twelfth largest life insurer in the United States, with total assets of $100.2 billion and equity of $4.4 billion at June 30, 1996.

    The North American property and casualty operations, with premiums written of $5.7 billion as of December 31, 1995, provide a wide range of personal, commercial, specialty and reinsurance coverages. In personal lines, ITT Hartford Group ranks among the 10 largest carriers and is the endorsed provider of automobile and homeowners coverages to members of the American Association of Retired Persons ("AARP"). Commercial insurance, the property and casualty company's largest line with $2.8 billion in written premiums as of December 31, 1995, offers an array of products to address customer needs, including commercial multi-peril, general liability and workers' compensation. Specialty lines provides the expertise necessary to meet the needs of customers with sophisticated insurance, service or risk financing requirements. ITT Hartford Group is also a major reinsurer, with subsidiaries and operations located in Hong Kong, Spain, the United States, the United Kingdom and Canada.

    ITT Hartford Group also provides property and casualty and life products in the European insurance market. The largest operations are London and Edinburgh in the United Kingdom, Zwolsche Algemeene in The Netherlands and ITT Ercos in Spain.

    ITT Hartford Group's life insurance operations, with assets exceeding $68.0 billion at June 30, 1996, provide individual and group life and disability insurance, asset accumulation products and financial services for individuals, corporations and government entities. ITT Hartford Group ranks among the top providers of retirement planning products and services for corporations and government entities, and, with $7.0 billion in new fixed and variable annuity deposits in 1995, it continues to rank among industry leaders in the sale of these products.

    As a holding company with no significant business operations of its own, ITT Hartford relies on dividends from its insurance company subsidiaries, which are primarily domiciled in Connecticut, as the principal source of cash to meet its obligations, including the payment of principal of (and premium, if any) and any interest on debt obligations of ITT Hartford (including the Debt Securities), and to pay dividends to holders of its capital stock (including the Preferred Stock). The payment of dividends by Connecticut-domiciled insurers is limited under the insurance holding company laws of Connecticut which require notice to and approval by the state insurance commissioner for the declaration or payment of any dividend, which together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (i) 10% of the insurer's policyholder surplus as of December 31 of the preceding year or (ii) net income for the twelve-month period ending on the thirty-first day of December last preceding, in each case determined under statutory insurance accounting policies. The insurance holding company laws of the other jurisdictions in which ITT Hartford's insurance subsidiaries are incorporated generally contain similar (although in certain instances somewhat more restrictive) limitations on the payment of dividends.

    ITT Hartford is a Delaware corporation. ITT Hartford's principal executive offices are located at Hartford Plaza, Hartford, Connecticut 06115, and its telephone number is (860) 547-5000.

                                USE OF PROCEEDS

    Except as otherwise set forth in the applicable Prospectus Supplement, ITT Hartford intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, including working capital, capital expenditures, investments in or loans to subsidiaries, acquisitions, refinancing of debt, including outstanding commercial paper and other short term bank indebtedness, the satisfaction of other obligations or for such other purposes as may be specified in the applicable Prospectus Supplement. A more detailed description of the use of proceeds of any specific offering of Offered Securities shall be set forth in the Prospectus Supplement pertaining to such offering.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth ITT Hartford's ratios of earnings to fixed charges for the years and periods indicated:

                                                                          SIX MONTHS
                                                                            ENDED
                                                                           JUNE 30,                 YEAR ENDED DECEMBER 31,
                                                                        -------------        -------------------------------------
                                                                      1996         1995         1995         1994         1993
                                                                      -----        -----        -----        -----        -----
Ratio of Consolidated Earnings to Fixed Charges..................         4.3          5.3          5.8          7.4          6.8


                                                                     1992        1991
                                                                   ---------     -----
Ratio of Consolidated Earnings to Fixed Charges..................       (3.1)        5.0

    For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of income from operations before Federal income taxes and fixed charges. "Fixed charges" consists of interest expense, capitalized interest, amortization of debt expense, an imputed interest component for rental expense and dividend requirements on preferred stock of Hartford Fire.

                         DESCRIPTION OF DEBT SECURITIES

    The Senior Debt Securities offered hereby are to be issued in one or more series under the Senior Indenture, dated as of October 20, 1995, as supplemented from time to time (as so supplemented, the "Senior Indenture"), between ITT Hartford and The Chase Manhattan Bank (National Association), as trustee (the "Senior Indenture Trustee"). The Subordinated Debt Securities offered hereby are to be issued in one or more series under a Subordinated Indenture, as supplemented from time to time (as so supplemented, the "Subordinated Indenture" and, together with the Senior Indenture, the "Indentures"), between ITT Hartford and a trustee to be named in the Prospectus Supplement (the "Subordinated Indenture Trustee" and, together with the Senior Indenture Trustee, the "Trustees" ). Copies of the Senior Indenture and the form of Subordinated Indenture have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

    The statements herein relating to the Debt Securities and the following summaries of certain provisions of the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures (as they may be amended or supplemented from time to time) and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Whenever particular sections or defined terms of the Indentures (as they may be amended or supplemented from time to time) are referred to herein or in a Prospectus Supplement, such sections or defined terms are incorporated herein or therein by reference.

GENERAL

    The Debt Securities will be unsecured obligations of ITT Hartford. The Senior Debt Securities will be unsecured and will rank on a parity with all other unsecured and unsubordinated obligations of ITT Hartford. The Subordinated Debt Securities will be subordinate and junior in right of payment to the extent and in the manner set forth in the Subordinated Indenture to all Senior Debt (as defined below) of ITT Hartford. See "--Subordination under the Subordinated Indenture". As a non-operating holding company, most of the operating assets of ITT Hartford and its consolidated subsidiaries are owned by such subsidiaries, and ITT Hartford relies primarily on dividends from such subsidiaries to meet its obligations for payment of principal and interest on its outstanding debt obligations and corporate expenses. Accordingly, the Debt Securities will be effectively subordinated to all existing and future liabilities of ITT Hartford's subsidiaries, and holders of Debt Securities should look only to the assets of ITT Hartford for payments on the Debt Securities. The payment of dividends by ITT Hartford's insurance company subsidiaries, including Hartford Fire, is limited under the insurance holding company laws in which such subsidiaries are domiciled. See "ITT Hartford Group". The Indentures do not limit the aggregate amount of Debt Securities that may be issued thereunder. Except as otherwise provided in the applicable Prospectus Supplement, the Indentures, as they apply to any series of Debt Securities, do not limit the incurrence or issuance of other secured or unsecured debt of ITT Hartford, whether under either of the Indentures, any other indenture that ITT Hartford may enter into in the future or otherwise. See "-- Subordination under the Subordinated Indenture" and the Prospectus Supplement relating to any offering of Subordinated Debt Securities.

    The Debt Securities will be issuable in one or more series pursuant to an indenture supplemental to the Senior Indenture or the Subordinated Indenture, as the case may be, or a resolution of ITT Hartford's Board of Directors or a committee thereof.

    The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the Debt Securities: (1) the title of the Debt Securities; (2) any limit upon the aggregate principal amount of the Debt Securities; (3) the date or dates on which the principal of the Debt Securities is payable or the method of determination thereof; (4) the rate or rates, if any, at which the Debt Securities shall bear interest, the Interest Payment Dates on which any such interest shall be payable, the right, if any, of ITT Hartford to defer or extend an Interest Payment Date, and the Regular Record Date for any interest payable on any Interest Payment Date or the method by which any of the foregoing shall be determined; (5) the place or places where, subject to the terms of the Indenture as described below under "Payment and Paying Agents", the principal of and premium, if any, and interest on the Debt Securities will be payable and where, subject to the terms of the Indenture as described below under "Denominations, Registration and Transfer", the Debt Securities may be presented for registration of transfer or exchange and the place or places where notices and demands to or upon ITT Hartford in respect of the Debt Securities and the Indentures may be made ("Place of Payment"); (6) any period or periods within or date or dates on which, the price or prices at which and the terms and conditions upon which Debt Securities may be redeemed, in whole or in part, at the option of ITT Hartford; (7) the obligation or the right, if any, of ITT Hartford to redeem, purchase or repay the Debt Securities pursuant to any sinking fund, amortization or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which, the currency or currencies (including currency unit or units) in which and the other terms and conditions upon which the Debt Securities shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation; (8) the denominations in which any Debt Securities shall be issuable if other than denominations of $1,000 and any integral multiple thereof; (9) if other than in U.S. Dollars, the currency or currencies (including currency unit or units) in which the principal of (and premium, if any) and interest, if any, on the Debt Securities shall be payable, or in which the Debt Securities shall be denominated; (10) any additions, modifications or deletions, in the Events of Default or covenants of ITT Hartford specified in the Indenture with respect to the Debt Securities; (11) if other than the principal amount thereof, the portion of the principal amount of Debt Securities that shall be payable upon declaration of acceleration of the Maturity thereof; (12) any additions or changes to the Indenture with respect to a series of Debt Securities as shall be necessary to permit or facilitate the issuance of such series in bearer form, registrable or not registrable as to principal, and with or without interest coupons; (13) any index or indices used to determine the amount of payments of principal of and premium, if any, on the Debt Securities and the manner in which such amounts will be determined; (14) the issuance of a temporary Global Security representing all of the Debt Securities of such series and exchange of such temporary Global Security for definitive Debt Securities of such series;
(15) subject to the terms described under "Global Debt Securities", whether the Debt Securities of the series shall be issued in whole or in part in the form of one or more Global Securities and, in such case, the Depositary for such Global Securities, which Depositary shall be a clearing agency registered under the Exchange Act; (16) the appointment of any Paying Agent or Agents; (17) in the case of the Subordinated Indenture, the terms and conditions of any obligation or right of ITT Hartford to convert or exchange the Subordinated Debt Securities into other Offered Securities or at the option of a Holder thereof; (18) in the case of the Subordinated Indenture, the relative degree, if any, to which such Debt Securities of the series shall be senior to or be subordinated to other series of such Debt Securities in right of payment, whether such other series of Debt Securities are outstanding or not; and (19) any other terms of the Debt Securities not inconsistent with the provisions of the Indentures. (Section 301.) Debt Securities may also be issued under the Indentures upon the exercise of the Warrants. See "--Description of Warrants".

    Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Certain federal income tax consequences and special considerations applicable to any such Debt Securities will be described in the applicable Prospectus Supplement.

    If the purchase price of any of the Debt Securities is payable in one or more foreign currencies or currency units or if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, certain federal income tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currency units will be set forth in the applicable Prospectus Supplement.

    If any index is used to determine the amount of payments of principal of, premium, if any, or interest on any series of Debt Securities, special federal income tax, accounting and other considerations applicable thereto will be described in the applicable Prospectus Supplement.

DENOMINATIONS, REGISTRATION AND TRANSFER

    Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will be issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof. Debt Securities of any series will be exchangeable for other Debt Securities of the same issue and series, of any authorized denominations, of a like aggregate principal amount, of the same Original Issue Date and Stated Maturity and bearing the same interest rate. (Section 305.)

    Debt Securities may be presented for exchange as provided above, and may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), at the office of the Securities Registrar or at the office of any transfer agent designated by ITT Hartford for such purpose with respect to any series of Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. ITT Hartford will appoint the Trustees as Securities Registrars under the Indentures. (Section 305.) If the applicable Prospectus Supplement refers to any transfer agents (in addition to the Securities Registrar) initially designated by ITT Hartford with respect to any series of Debt Securities, ITT Hartford may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, provided that ITT Hartford maintains a transfer agent in each Place of Payment for such series. ITT Hartford may at any time designate additional transfer agents with respect to any series of Debt Securities. (Section 1002.)

    In the event of any redemption, neither ITT Hartford nor the Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of selection for redemption of Debt Securities of that series and ending at the close of business on the day of mailing of the relevant notice of redemption or (ii) transfer or exchange any Debt Securities so selected for redemption, except, in the case of any Debt Securities being redeemed in part, any portion thereof not to be redeemed. (Section 305.)

GLOBAL DEBT SECURITIES

    The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Debt Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Debt Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Debt Security may not be transferred except as a whole by the Depositary for such Global Debt Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor Depositary or any nominee of such successor.

    The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. ITT Hartford anticipates that the following provisions will generally apply to depositary arrangements.

    Upon the issuance of a Global Debt Security, and the deposit of such Global Debt Security with or on behalf of the Depositary, the Depositary for such Global Debt Security or its nominee will credit on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Debt Security to the accounts of persons that have accounts with such Depositary ("Participants"). Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by ITT Hartford if such Debt Securities are offered and sold directly by ITT Hartford. Ownership of beneficial interests in a Global Debt Security will be limited to

Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Debt Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Debt Security.

    So long as the Depositary for a Global Debt Security, or its nominee, is the registered owner of such Global Debt Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Debt Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Debt Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Debt Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

    Payments of principal of (and premium, if any) and interest on individual Debt Securities represented by a Global Debt Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Debt Security representing such Debt Securities. None of ITT Hartford, the Trustee for such Debt Securities, any Paying Agent, or the Securities Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest of the Global Debt Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    ITT Hartford expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Debt Security representing any of such Debt Securities, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Debt Security for such Debt Securities as shown on the records of such Depositary or its nominee. ITT Hartford also expects that payments by participants to owners of beneficial interests in such Global Debt Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name". Such payments will be the responsibility of such Participants.

    Unless otherwise specified in the applicable Prospectus Supplement, if a Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by ITT Hartford within 90 days, ITT Hartford will issue individual Debt Securities of such series in exchange for the Global Debt Security representing such series of Debt Securities. In addition, ITT Hartford may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of such series represented by one or more Global Debt Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Debt Security or Securities representing such series of Debt Securities. Further, if ITT Hartford so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Debt Security representing Debt Securities of such series may, on terms acceptable to ITT Hartford, the Trustee and the Depositary for such Global Debt Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Debt Security will be entitled to physical delivery of Individual Debt Securities of the series represented by such Global Debt Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt

Securities of such series so issued will be issued in denominations, unless otherwise specified by ITT Hartford, of $1,000 and integral multiples thereof.

PAYMENT AND PAYING AGENTS

    Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of (and premium, if any) and any interest on Debt Securities will be made at the office of the Trustee for such Debt Securities in the City of New York or at the office of such Paying Agent or Paying Agents as ITT Hartford may designate from time to time in an applicable Prospectus Supplement, except that at the option of ITT Hartford payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Securities Register or (ii) by transfer to an account maintained by the Person entitled thereto as specified in the Securities Register, provided that proper transfer instructions have been received by the Regular Record Date. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any interest on Debt Securities will be made to the Person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest, except in the case of Defaulted Interest. ITT Hartford may at any time designate additional Paying Agents or rescind the designation of any Paying Agent; however ITT Hartford will at all times be required to maintain a Paying Agent in each Place of Payment for each series of Debt Securities. (Sections 301, 307 and 1002.)

    Any moneys deposited with the Trustee or any Paying Agent, or then held by ITT Hartford in trust, for the payment of the principal of (and premium, if any) or interest on any Debt Security and remaining unclaimed for two years after such principal (and premium, if any) or interest has become due and payable shall, at the request of ITT Hartford, be repaid to ITT Hartford and the Holder of such Debt Security shall thereafter look, as a general unsecured creditor, only to ITT Hartford for payment thereof. (Section 1003.)

REDEMPTION

    Unless otherwise indicated in an applicable Prospectus Supplement, Debt Securities will not be subject to any sinking fund and will not be redeemable prior to their Stated Maturity except as described below.

    ITT Hartford may, at its option, redeem the Debt Securities of any series on any Interest Payment Date with respect thereto in whole at any time or in part from time to time. Debt Securities in denominations larger than $1,000 may be redeemed in part but only in integral multiples of $1,000. Except as otherwise specified in the applicable Prospectus Supplement, the redemption price for any Debt Security so redeemed shall equal any accrued and unpaid interest thereon to the redemption date, plus the greater of (a) the principal amount thereof and
(b) an amount equal to (i) in respect of Debt Securities of any series bearing interest at a fixed rate, the Discounted Remaining Fixed Amount Payments or (ii) in respect of Debt Securities of any series bearing interest determined by reference to a floating rate, the Discounted Swap Equivalent Payments (calculated as described below to determine any redemption premium based upon the value of interest payable on an equivalent fixed rate debt security). (Section 1107.) For purposes of this redemption provision, the following terms have the meanings set forth below:

    "Discounted Remaining Fixed Amount Payments" means, in respect of a Debt Security of any series bearing interest at a fixed rate, an amount equal to the sum of the Current Values of the amounts of interest and principal that would have been payable by ITT Hartford pursuant to the terms of such Debt Security on each Interest Payment Date after the redemption date and at Stated Maturity of the final payment of principal thereof (taking into account any required sinking fund payments but otherwise assuming that ITT Hartford had not redeemed such Debt Security prior to such Stated Maturity).

    "Current Value" means, in respect of any amount, the present value of that amount on the redemption date after discounting that amount on a semiannual basis from the originally scheduled date for payment on the basis of the Treasury Rate.

    "Treasury Rate" means a per annum rate (expressed as a decimal and, in the case of United States Treasury bills, converted to a per annum yield) determined on the redemption date to be the per annum rate equal to the semiannual bond equivalent yield to maturity for United States Treasury securities maturing at the Stated Maturity of the final payment of principal of any series of Debt Securities redeemed pursuant to the provisions described above, as determined by reference to the weekly average yield to maturity for United States Treasury securities maturing on such Stated Maturity if reported in the most recent Statistical Release H.15(519) of the Board of Governors of the Federal Reserve, or, if no such securities mature at such Stated Maturity, by interpolation between the most recent weekly average yields to maturity for two series of United States Treasury securities, (i) one maturing as close as possible to, but earlier than, such Stated Maturity and (ii) the other maturing as close as possible to, but later than, such Stated Maturity, in each case as published in the most recent Statistical Release H.15(519) of the Board of Governors of the Federal Reserve.

    "Discounted Swap Equivalent Payments" means, in respect of a Debt Security of any series bearing interest determined by reference to a floating rate, an amount equal to the sum of (i) the Current Value of the amount of principal that would have been payable by ITT Hartford pursuant to the terms of such Debt Security at Stated Maturity of the final payment of the principal thereof (taking into effect any required sinking fund payments but otherwise assuming that ITT Hartford had not redeemed such Debt Security prior to such Stated Maturity and (ii) the sum of the Current Values of the fixed rate payments that leading interest rate swap dealers would require to be paid by an assumed fixed rate payer having the same credit standing as ITT Hartford against floating rate payments to be made by such leading dealers equal to the interest payments on the Debt Security being redeemed (taking into effect any required sinking fund payment but otherwise assuming ITT Hartford had not redeemed such Debt Security prior to such Stated Maturity) under a standard interest rate swap agreement having a notional principal amount equal to the principal amount of such Debt Security, a termination date set at the Stated Maturity of such Debt Security and payment dates for both fixed and floating rate payers set at each Interest Payment Date of such Debt Security. The amount of such fixed rate payments will be based on quotations received by the Trustee (or an agent appointed for such purpose) from four leading interest rate swap dealers or, if quotations from four leading interest rate swap dealers are not obtainable, three such dealers.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder of Debt Securities to be redeemed at his registered address. Unless ITT Hartford defaults in payment of the redemption price, on and after the redemption date interest ceases to accrue on such Debt Securities or portions thereof called for redemption.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Senior and Subordinated Indentures provide that ITT Hartford shall not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and no Person shall consolidate with or merge into ITT Hartford or convey, transfer or lease its properties and assets substantially as an entirety to ITT Hartford, unless (i) in case ITT Hartford consolidates with or merges into another corporation or conveys or transfers its properties and assets substantially as an entirety to any Person, the successor corporation is organized under the laws of the United States of America or any state or the District of Columbia, and such successor corporation expressly assumes ITT Hartford's obligations on the Debt Securities issued under the related Indenture; (ii) immediately after giving effect thereto, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (iii) certain other conditions as prescribed in the Indenture are met. (Sections 801 and 802.)

LIMITATIONS UPON LIENS

    The Senior and Subordinated Indentures provide that ITT Hartford will not, nor will it permit any Restricted Subsidiary to, issue, assume or guarantee any indebtedness for money borrowed if such indebtedness is secured by a Lien (as defined) upon any Principal Property of ITT Hartford or any Restricted Subsidiary or on any shares of stock of any Restricted Subsidiary (whether such Principal Property or shares of stock are now owned or hereafter acquired) without in any such case effectively providing that the Debt Securities of any series Outstanding which are entitled to the benefits of such provision of the Indenture (together with, if ITT Hartford shall so determine, any other indebtedness of or guaranteed by ITT Hartford or such Restricted Subsidiary entitled thereto, subject to applicable priority of payment) shall be secured equally and ratably with or prior to such indebtedness, except that the foregoing restriction shall not apply to (i) Liens on property or shares of stock of any corporation existing at the time such corporation becomes a Restricted Subsidiary; (ii) Liens on property existing at the time of acquisition thereof, or Liens on property which secure the payment of the purchase price of such property, or Liens on property which secure indebtedness incurred or guaranteed for the purpose of financing the purchase price of such property or the construction of such property (including improvements to existing property), which indebtedness is incurred or guaranteed within 180 days after the latest of such acquisition or completion of such construction or commencement of operation of such property; (iii) Liens securing indebtedness owing by any Restricted Subsidiary to ITT Hartford or a wholly-owned Restricted Subsidiary; (iv) Liens on property of a corporation existing at the time such corporation is merged into or consolidated with ITT Hartford or a Restricted Subsidiary or at the time of a purchase, lease or other acquisition of the properties of a corporation or other Person as an entirety or substantially as an entirety by ITT Hartford or a Restricted Subsidiary; (v) Liens on property of ITT Hartford or a Restricted Subsidiary in favor of the United States of America or any State thereof or any agency, instrumentality or political subdivision thereof, or in favor of any other country, or any political subdivision thereof, to secure any indebtedness incurred or guaranteed for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such Liens within 180 days after the latest of the acquisition, completion of construction or commencement of operation of such property; and (vi) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in the foregoing clauses (i) to (v), inclusive. Notwithstanding the above, ITT Hartford and one or more Restricted Subsidiaries may, without securing the Debt Securities, issue, assume or guarantee secured indebtedness which would otherwise be subject to the foregoing restrictions, provided that after giving effect thereto the aggregate amount of such indebtedness issued pursuant to such exception at such time does not exceed 10% of Consolidated Net Tangible Assets. In computing the aggregate amount of indebtedness outstanding for purposes of the foregoing sentence, there shall not be included in the calculation any indebtedness issued, assumed or guaranteed pursuant to clauses
(i) through (vi) above. (Section 1008.)

CERTAIN DEFINITIONS

    "Consolidated Net Tangible Assets" means the total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed) and (ii) all segregated goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent balance sheet of ITT Hartford and its consolidated Subsidiaries ("Subsidiary" being defined as any corporation where more than 50% of its voting stock is owned by ITT Hartford or by another Subsidiary) and prepared in accordance with generally accepted accounting principles. (Section 101.)

    "Principal Property" means all land, buildings, machinery and equipment, and leasehold interests and improvements in respect of the foregoing, which would be reflected on a consolidated balance sheet of ITT Hartford and its Subsidiaries prepared in accordance with generally accepted accounting principles, excluding all such tangible property located outside the United States of America and excluding any such property which, in the opinion of the Board of Directors set forth in a Board Resolution, is not material to ITT Hartford and its consolidated Subsidiaries taken as a whole. (Section 101.)

    "Restricted Subsidiary" is defined as any Subsidiary which is incorporated under the laws of any state of the United States or of the District of Columbia, and which is a regulated insurance company principally engaged in one or more of the property, casualty and life insurance businesses; provided, however, that no Subsidiary shall be a Restricted Subsidiary (i) if the total assets of such Subsidiary are less than 10% of the total assets of ITT Hartford and its consolidated Subsidiaries (including such Subsidiary) in each case as set forth on the most recent fiscal year-end balance sheets of such Subsidiary and ITT Hartford and its consolidated Subsidiaries, respectively, and computed in accordance with generally accepted accounting principles, or (ii) if in the judgment of the Board of Directors, as evidenced by a Board Resolution, such Subsidiary is not material to the financial condition of ITT Hartford and its Subsidiaries taken as a whole. (Section 101.) As of the date of this Prospectus, the subsidiaries of ITT Hartford which meet the definition of Restricted Subsidiaries are the following: Hartford Fire, Hartford Accident & Indemnity Company, Hartford Life Insurance Company, Hartford Life and Accident Insurance Company, ITT Hartford Life and Annuity Insurance Company, ITT Hartford International, Inc. (U.S.), London & Edinburgh Insurance Group, Limited (England), Nutmeg Insurance Company and Zwolsche Algemeene N.V. (Netherlands).

MODIFICATION AND WAIVER

    Modification and amendments of each Indenture may be made by ITT Hartford and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby,
(i) change the Stated Maturity of the principal of, or any installment of interest on, any Outstanding Debt Security; (ii) reduce the principal amount of, or the rate of interest on or any premium payable upon the redemption of, or the amount of principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity of, any Outstanding Debt Security; (iii) change the Place of Payment, or the coin or currency in which any Outstanding Debt Security or the interest thereon is payable; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any Outstanding Debt Security after the Stated Maturity; or (v) change the provisions of the Indenture relating to amendments of the Indenture requiring the consent of the affected Holders for waiver of compliance with certain provisions of the Indenture or waiver of past defaults. (Section 902.)

    The Holders of a majority in principal amount of the Outstanding Debt Securities of each series may on behalf of the Holders of all Debt Securities of that series waive, insofar as the series is concerned, compliance by ITT Hartford with certain restrictive covenants of the Indenture. (Section 1009.) The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of that series waive any past default under the Indenture with respect to that series of Debt Securities, except a default in the payment of the principal of, or any interest on, any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected. (Section 513.)

EVENTS OF DEFAULT

    Each Indenture provides that the following shall constitute Events of Default with respect to any series of Debt Securities: (i) default for 30 days in the payment of any interest when due; (ii) default in the payment of principal (or premium, if any) at Maturity; (iii) default in the performance of any other covenant in the Indenture for 60 days after written notice thereof;
(iv) certain events in bankruptcy, insolvency or reorganization; (v) acceleration or default in the payment of indebtedness for borrowed money in excess of $25,000,000, which acceleration or default shall not have been rescinded or annulled within 30 days after notice; or (vi) any other Event of Default provided in the applicable Board Resolution or supplemental indenture under which such series of Debt Securities is issued. (Section 501.) ITT Hartford is required to furnish the Trustee annually with a statement as to the fulfillment by ITT Hartford of its obligations under the Indenture. (Section 1006.) Each Indenture provides that the Trustee may withhold notice to the Holders of the Debt Securities of any default (except in respect of the payment of principal or interest on the Debt Securities) if it considers it in the interest of the Holders to do so. (Section 602.)

    If an Event of Default with respect to Outstanding Debt Securities of any series occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately, by a notice in writing to ITT Hartford (and to the Trustee if given by Holders), and upon any such declaration such principal shall become immediately due and payable. However, at any time after a declaration or acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained, the Holders of a majority in principal amount of Outstanding Debt Securities of that series may, subject to certain conditions, rescind and annul such declaration. (Section 502.)

    Subject to the provisions of the Indentures relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity. (Section 603.) Subject to such provisions for the security or indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for and remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512.)

    No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series and unless the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and, within 60 days following the receipt of such notice, the Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, and the Trustee shall have failed to institute such proceeding. (Section 507.) However, the Holder of any Debt Security will have an absolute right to receive payment of the principal of (and premium, if any) and interest on such Debt Security on or after the due dates expressed in such Debt Security and to institute a suit for the enforcement of any such payment. (Section 508.)

SATISFACTION AND DISCHARGE OF THE INDENTURES

    Each Indenture provides that when, among other things, all Debt Securities not previously delivered to the Trustee for cancellation (i) have become due and payable or (ii) will become due and payable at their Stated Maturity within one year and ITT Hartford deposits or causes to be deposited with the Trustee as trust funds in trust for the purpose an amount in the currency or currencies in which the Debt Securities are payable sufficient to pay and discharge the entire indebtedness on the Debt Securities not previously delivered to the Trustee for cancellation, for the principal (and premium, if any) and interest to the date of the deposit or to the Stated Maturity, as the case may be, then the Indenture will cease to be of further effect (except as to ITT Hartford's obligations to pay all other sums due pursuant to the Indenture and to provide the Officers' Certificates and Opinions of Counsel described therein), and ITT Hartford will be deemed to have satisfied and discharged the Indenture. (Section 401.)

DEFEASANCE

    Except as may otherwise be provided in the applicable Prospectus Supplement with respect to the Debt Securities of any series, each Indenture provides that ITT Hartford shall be deemed to have paid and discharged the entire indebtedness on all the Debt Securities of a series at any time prior to the Stated Maturity or redemption thereof when (i) ITT Hartford has irrevocably deposited or caused to be deposited with the Trustee, in trust, either (a) sufficient funds to pay and discharge the entire indebtedness on the Debt Securities of such series for the principal (and premium, if any) and interest to the Stated Maturity or any redemption date or (b) such amount of Government Obligations (as defined) as will, in the written opinion of independent public accountants delivered to the Trustee, together with predetermined and certain income to accrue thereon, without consideration of any reinvestment thereof, be sufficient to pay and discharge when due the entire indebtedness on the Debt Securities of such series for principal (and premium, if any) and interest to the Stated Maturity or any redemption date, (ii) ITT Hartford has paid or caused to be paid all other sums payable with respect to the Debt Securities of such series, (iii) ITT Hartford has delivered to the Trustee an officer's certificate and an opinion of counsel to the effect that (a) ITT Hartford has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of execution of the applicable Indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion confirms that, the deposit and related defeasance would not cause the holders of the Debt Securities of such series to recognize income, gain or loss for Federal income tax purposes and such opinion is accompanied by a ruling to such effect received from or published by the United States Internal Revenue Service, (iv) ITT Hartford has delivered to the Trustee an opinion of counsel that neither ITT Hartford nor the trust held by such Trustee will immediately after the deposit just described be an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940 and (v) ITT Hartford has delivered to the Trustee such other Officer's Certificates and Opinions of Counsel as may be required by the Indenture, each stating that all conditions precedent therein provided for relating to the satisfaction and discharge of the entire indebtedness on all Debt Securities of such series have been complied with. (Section 403.)

    With respect to the Subordinated Indenture, in order to be discharged as described above, no default in the payment of principal of (or premium, if any) or interest on any Senior Debt shall have occurred and be continuing or no other Event of Default with respect to the Senior Debt shall have occurred and be continuing and shall have resulted in such Senior Debt becoming or being declared due and payable prior to the date it would have become due and payable.

CONVERSION OR EXCHANGE

    Unless otherwise indicated in an applicable Prospectus Supplement, the Subordinated Debt Securities of any series may be convertible or exchangeable into Common Stock or other Offered Securities. The specific terms on which Subordinated Debt Securities of any series may be so converted or exchanged will be set forth in the applicable Prospectus Supplement. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the Holder, or at the option of ITT Hartford, in which case the number of shares of Common Stock or other Offered Securities to be received by the Holders of Subordinated Debt Securities would be calculated as of a time and in the manner stated in the applicable Prospectus Supplement.

SUBORDINATION UNDER THE SUBORDINATED INDENTURE

    In the Subordinated Indenture, ITT Hartford has covenanted and agreed that any Subordinated Debt Securities issued thereunder are subordinate and junior in right of payment to all Senior Debt to the extent provided in the Subordinated Indenture. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of ITT Hartford, the holders of Senior Debt will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt before the holders of Subordinated Debt Securities will be entitled to receive or retain any payment in respect of the principal of (and premium, if any) or interest, if any, on the Subordinated Debt Securities.

    In the event of the acceleration of the maturity of any Subordinated Debt Securities, the holders of all Senior Debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of Subordinated Debt Securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the Subordinated Debt Securities.

    No payments on account of principal (or premium, if any) or interest, if any, in respect of the Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt, or an event of default with respect to any Senior Debt resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default.

    "Debt" means with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed; (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (v) every capital lease obligation of such Person; and (vi) every obligation of the type referred to in clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

    "Senior Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to ITT Hartford whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Subordinated Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Subordinated Debt Securities or to other Debt which is PARI PASSU with, or subordinated to, the Subordinated Debt Securities; provided, however, that Senior Debt shall not be deemed to include (a) any Debt of ITT Hartford which when incurred and without respect to any election under Section 1111(b) of the Bankruptcy Code, was without recourse to ITT Hartford, (b) any Debt of ITT Hartford to any of its subsidiaries, (c) Debt to any employee of ITT Hartford, (d) any liability for taxes and (e) indebtedness or monetary obligations to trade creditors or assumed by ITT Hartford or any of its subsidiaries in the ordinary course of business in connection with the obtaining of materials or services.

    ITT Hartford is a non-operating holding company, and most of the assets of ITT Hartford are owned by its subsidiaries. Accordingly, the Debt Securities will be effectively subordinated to all existing and future liabilities of ITT Hartford's subsidiaries, including liabilities under contracts of insurance and annuities written by ITT Hartford's insurance subsidiaries. Holders of Debt Securities should look only to the assets of ITT Hartford for payments of interest and principal and premium if any.

    The Subordinated Indenture places no limitation on the amount of additional Senior Debt that may be incurred by ITT Hartford. ITT Hartford expects from time to time to incur additional indebtedness constituting Senior Debt.

    The Subordinated Indenture provides that the foregoing subordination provisions, insofar as they relate to any particular issue of Subordinated Debt Securities, may be changed prior to such issuance. Any such change would be described in the Prospectus Supplement relating to such Subordinated Debt Securities.

GOVERNING LAW

    The Indentures and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York. (Section 112.)

CONCERNING THE TRUSTEES

    Each of the Trustees acts as depository for funds of, makes loans to, and performs other services for, ITT Hartford and its subsidiaries in the normal course of business.

                  DESCRIPTION OF CAPITAL STOCK OF ITT HARTFORD

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

    Pursuant to the Restated Certificate of Incorporation of ITT Hartford, the authorized capital stock of ITT Hartford is 250,000,000 shares, consisting of:

        (a) 50,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"), of which 300,000 shares were designated as Series A Participating Cumulative Preferred Stock; and

        (b) 200,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock").

    As of June 30, 1996, ITT Hartford had outstanding 117,278,662 shares of Common Stock. Holders of Common Stock have received a dividend of ITT Hartford Rights (as defined under "--ITT Hartford Rights Agreement"), entitling the holders, when exercisable, to purchase shares of Series A Participating Cumulative Preferred Stock in certain circumstances pursuant to the Rights Agreement (as defined under "--ITT Hartford Rights Agreement"). See "--ITT Hartford Rights Agreement". No shares of Preferred Stock are currently outstanding.

    No holders of any class of ITT Hartford's capital stock are entitled to preemptive rights.

    In general, the classes of authorized capital stock are afforded preferences with respect to dividends and liquidation rights in the order listed above. The Board of Directors of ITT Hartford is empowered, without approval of the stockholders, to cause the Preferred Stock to be issued in one or more series, with the numbers of shares of each series and the rights, preferences and limitations of each series to be determined by it. The specific matters that may be determined by the Board of Directors include the dividend rights, voting rights, redemption rights, liquidation preferences, if any, conversion and exchange rights, retirement and sinking fund provisions and other rights, qualifications, limitations and restrictions of any wholly unissued series of Preferred Stock (or of the entire class of Preferred Stock if none of such shares have been issued), the number of shares constituting such series and the terms and conditions of the issue thereof. The descriptions set forth below do not purport to be complete and are qualified in their entirety by reference to the (i) Restated Certificate of Incorporation of ITT Hartford, as such is amended at the time of the issuance of the Preferred Stock (the "Restated Certificate of Incorporation") and (ii) the By-laws of ITT Hartford as in effect at such time (the "By-laws").

COMMON STOCK

    Subject to any preferential rights of any Preferred Stock created by the Board of Directors, each outstanding share of Common Stock is entitled to such dividends as the Board of Directors may declare from time to time out of funds legally available therefor. The holders of Common Stock possess exclusive voting rights in ITT Hartford, except to the extent the Board of Directors specifies voting power with respect to any Preferred Stock issued. Except as hereinafter described, holders of Common Stock are entitled to one vote for each share of Common Stock, but do not have any right to cumulate votes in the election of directors. In the event of liquidation, dissolution or winding-up of ITT Hartford, holders of Common Stock will be entitled to receive on a pro-rata basis any assets remaining after provision for payment of creditors and after payment of any liquidation preferences to holders of Preferred Stock. The Common Stock is listed on the New York Stock Exchange under the symbol "HIG".

    The Common Stock Transfer Agent and Registrar is The Bank of New York.

PREFERRED STOCK

    The particular terms of any series of Preferred Stock offered hereby will be set forth in the Prospectus Supplement relating thereto. The rights, preferences, privileges and restrictions, including dividend rights, voting rights, terms of redemption, retirement and sinking fund provisions and liquidation preferences, if any, of the Preferred Stock of each series will be fixed or designated pursuant to a certificate of designation adopted by the Board of Directors or a duly authorized committee thereof. The terms, if any, on which shares of any series of Preferred Stock are convertible or exchangeable into Common Stock will also be set forth in the Prospectus Supplement relating thereto. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of ITT Hartford, in which case the number of shares of Common Stock to be received by the holders of Preferred Stock would be calculated as of a time and in the manner stated in the applicable Prospectus Supplement. The description of the terms of a particular series of Preferred Stock that will be set forth in the applicable Prospectus Supplement does not purport to be complete and is qualified in its entirety by reference to the certificate of designation relating to such series.

    On October 10, 1995, the Board of Directors of ITT Hartford declared a dividend of ITT Hartford Rights to holders of record of Common Stock outstanding as of the close of business on December 19, 1995, when exercisable, to purchase shares of Series A Participating Cumulative Preferred Stock in certain circumstances pursuant to the Rights Agreement. See "--ITT Hartford Rights Agreement".

DEPOSITARY SHARES

    GENERAL

    ITT Hartford may, at its option, elect to offer receipts for fractional interests ("Depositary Shares") in Preferred Stock, rather than full shares of Preferred Stock. In such event, receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock, will be issued as described below.

    The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between ITT Hartford and a depositary to be named by ITT Hartford in a Prospectus Supplement (the "Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption, subscription and liquidation rights). The following summary of certain provisions of the Deposit Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Deposit Agreement, including the definitions therein of certain terms. Whenever particular sections of the Deposit Agreement are referred to, it is intended that such sections shall be incorporated herein by reference. Copies of the forms of Deposit Agreement and Depositary Receipt are filed as exhibits to the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such exhibits.

    DIVIDENDS AND OTHER DISTRIBUTIONS

    The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders.

    In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares in an equitable manner, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may sell such property and distribute the net proceeds from such sale to such holders.

    REDEMPTION OF DEPOSITARY SHARES

    If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever ITT Hartford redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot, pro rata or by any other equitable method as may be determined by the Depositary.

    VOTING THE PREFERRED STOCK

    Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of the Preferred Stock represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the amount of the Preferred Stock represented by such Depositary Shares in accordance with such instructions, and ITT Hartford will agree to take all reasonable action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of the Preferred Stock to the extent it does not receive specific instructions from the holder of Depositary Shares representing such Preferred Stock.

    AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

    The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between ITT Hartford and the Depositary. However, any amendment which materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement will only terminate if (i) all outstanding Depositary Shares have been redeemed or
(ii) there has been a final distribution in respect of the Preferred Stock, including in connection with any liquidation, dissolution or winding up of ITT Hartford and such distribution has been distributed to the holders of Depositary Receipts.

    RESIGNATION AND REMOVAL OF DEPOSITARY

    The Depositary may resign at any time by delivering to ITT Hartford notice of its election to do so, and ITT Hartford may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointments. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

    CHARGES OF DEPOSITARY

    ITT Hartford will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. ITT Hartford will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and issuance of Depositary Receipts, all withdrawals of shares of Preferred Stock by owners of the Depositary Shares and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges as they are expressly provided in the Deposit Agreement to be for their accounts.

    MISCELLANEOUS

    The Depositary will forward all reports and communications from ITT Hartford which are delivered to the Depositary and which ITT Hartford is required or otherwise determines to furnish to the holders of the Preferred Stock.

    Neither the Depositary nor ITT Hartford will be liable under the Deposit Agreement to holders of Depositary Receipts other than for its gross negligence, willful misconduct or bad faith. Neither ITT Hartford nor the Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. ITT Hartford and the Depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

PROVISIONS OF RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

    Certain provisions of the Restated Certificate of Incorporation and By-laws of ITT Hartford may delay or make more difficult unsolicited acquisitions or changes of control of ITT Hartford. It is believed that such provisions will enable ITT Hartford to develop its business in a manner that will foster its long-term growth without disruption caused by the threat of a takeover not deemed by its Board of Directors to be in the best interests of ITT Hartford and its shareholders. Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change of control of ITT Hartford, although such proposals, if made, might be considered desirable by a majority of ITT Hartford's shareholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management of ITT Hartford without the concurrence of the Board of Directors. These provisions include (i) the availability of capital stock for issuance from time to time at the discretion of the Board of Directors (see "--Authorized and Outstanding Capital Stock" and "--Preferred Stock"), (ii) prohibitions against shareholders calling a special meeting of shareholders or acting by written consent in lieu of a meeting, (iii) requirements for advance notice for raising business or making nominations at shareholders' meetings and
(iv) the ability of the Board of Directors to increase the size of the board and to appoint directors to fill newly created directorships.

    NO SHAREHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

    The Restated Certificate of Incorporation and By-laws of ITT Hartford provide that shareholder action can be taken only at an annual or special meeting and cannot be taken by written consent in lieu of a meeting. The Restated Certificate of Incorporation and By-laws also provide that special meetings of the shareholders can be called only by the Chairman of the Board of Directors or by a vote of the majority of the entire Board of Directors. Furthermore, the By-laws of ITT Hartford provide that only such business as is specified in the notice of any such special meeting of shareholders may come before such meeting.

    ADVANCE NOTICE FOR RAISING BUSINESS OR MAKING NOMINATIONS AT MEETINGS

    The By-laws of ITT Hartford establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of shareholders and for nominations by shareholders of candidates for election as directors at an annual or special meeting at which directors are to be elected. Only such business may be conducted at an annual meeting of shareholders as has been brought before the meeting by, or at the direction of, the Board of Directors, or by a shareholder who has given to the Secretary of ITT Hartford timely written notice, in proper form, of the shareholder's intention to bring that business before the meeting. The chairman of such meeting will have the authority to make such determinations. Only persons who are nominated by, or at the direction of, the Board of Directors, or who are nominated by a shareholder who has given timely written notice, in proper form, to the Secretary prior to a meeting at which directors are to be elected will be eligible for election as directors of ITT Hartford.

    To be timely, notice of business to be brought before an annual meeting or nominations of candidates for election as directors at an annual meeting is required to be received by the Secretary of ITT Hartford not later than 90 days in advance of the anniversary date for the immediately preceding annual meeting (or not more than 10 days after the first public disclosure of the originally scheduled date of such annual meeting, whichever is earlier). Similarly, notice of nominations to be brought before a special meeting of shareholders for the election of directors is required to be delivered to the Secretary no later than the close of business on the seventh day following the day on which notice of the date of the special meeting of shareholders is given.

    The notice of any nomination for election as a director is required to set forth the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; a representation that the shareholder is a holder of record of stock of ITT Hartford entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder, such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated, by the Board of Directors; and the consent of each nominee to serve as a director if so elected.

    NUMBER OF DIRECTORS; FILLING OF VACANCIES

    The Restated Certificate of Incorporation and By-laws of ITT Hartford provide that newly created directorships resulting from any increase in the authorized number of directors (or any vacancy) may be filled by a vote of a majority of directors then in office, subject to the requirement provided in the By-laws that the majority of directors holding office immediately after such election must be "independent directors" (as defined). Accordingly, the Board of Directors of ITT Hartford may be able to prevent any shareholder from obtaining majority representation on the Board of Directors by increasing the size of the board and filling the newly created directorships with its own nominees.

ITT HARTFORD RIGHTS AGREEMENT

    ITT HARTFORD RIGHTS

    On October 10, 1995, the Board of Directors of ITT Hartford declared a dividend of one right (the "ITT Hartford Rights") for each share of Common Stock outstanding as of the close of business on December 19, 1995 (the "Issuance Date"), and with respect to Common Stock issued thereafter until the Distribution Date (as defined below), and, in certain circumstances, with respect to Common Stock issued after the Distribution Date. Each ITT Hartford Right, when it becomes exercisable as described below, will entitle the registered holder to purchase from ITT Hartford one one-thousandth (1/1000th) of a share of Series A Participating Cumulative Preferred Stock, par value $.01 per Share, of ITT Hartford (the "Preferred Shares") at a price of $2.20 with respect to each Right, subject to adjustment in certain circumstances (the "Purchase Price"). The description and terms of the ITT Hartford Rights are set forth in the Rights Agreement, dated as of November 1, 1995 (the "Rights Agreement"), between ITT Hartford and The Bank of New York, as Rights Agent. The ITT Hartford Rights will not be exercisable until the Distribution Date and will expire on the tenth annual anniversary of the Rights Agreement (the "Expiration Date"), unless earlier redeemed by ITT Hartford as described below. Until an ITT Hartford Right is exercised, the holder thereof, as such, will have no rights as a shareholder of ITT Hartford including, without limitation, the right to vote or to receive dividends with respect to the ITT Hartford Rights or the Preferred Shares relating thereto. A copy of the Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The description set forth below does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

    DISTRIBUTION DATE

    Under the Rights Agreement, the Distribution Date is the earlier of (i) such time as ITT Hartford learns that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of more than 15% of the outstanding shares of Common Stock (such person or group being an "Acquiring Person"), unless provisions preventing accidental triggering of the distribution of the ITT Hartford Rights apply, and (ii) the close of business on such date, if any, as may be designated by the Board of Directors of ITT Hartford following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for more than 15% or more of the outstanding shares of Common Stock. A person or group (or any affiliate or associate of such person or group), however, that inadvertently acquires more than 15% of the outstanding shares of Common Stock will not be deemed to be an Acquiring Person provided that such person or group reduces the percentage of beneficial ownership to less than 15% of the outstanding shares of Common Stock by the close of business on the fifth business day after notice from the Company that such person's or group's ownership interests exceeds 15% of his outstanding shares of Common Stock. Such person or group will be deemed to be an Acquiring Person at the end of such five business day period absent such reduction.

    EVIDENCE OF ITT HARTFORD RIGHTS

    Until the Distribution Date, the ITT Hartford Rights will be evidenced by the certificates for Common Stock registered in the names of the holders thereof (which certificates for Common Stock shall also be deemed to be ITT Hartford Right Certificates, as defined below) rather than separate ITT Hartford Right Certificates. Therefore, on and after the Issuance Date and until the Distribution Date, the ITT Hartford Rights will be transferred with and only with the Common Stock and each transfer of Common Stock also will transfer the associated ITT Hartford Rights. As soon as practicable following the Distribution Date, separate certificates evidencing the ITT Hartford Rights ("ITT Hartford Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date (and to each initial record holder of certain Common Stock originally issued after the Distribution Date), and such separate ITT Hartford Right Certificates alone will thereafter evidence the ITT Hartford Rights.

    ADJUSTMENTS

    The number of Preferred Shares or other securities issuable upon exercise of the ITT Hartford Rights, the Purchase Price, the Redemption Price (as defined below) and the number of ITT Hartford Rights associated with each share of Common Stock are all subject to adjustment from time to time in the event of any change in the Common Stock or the Preferred Shares, whether by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations, other similar changes in capitalization or any distribution or issuance of cash, assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Stock or Preferred Shares.

    ITT Hartford may, but is not required to, issue fractions of ITT Hartford Rights or distribute ITT Hartford Right Certificates which evidence fractional ITT Hartford Rights. In lieu of such fractional ITT Hartford Rights, ITT Hartford may make a cash payment based on the market price of such rights. In addition, ITT Hartford may, but is not required to, issue fractions of shares upon the exercise of the ITT Hartford Rights or distribute certificates which evidence fractional Preferred Shares. In lieu of fractional Preferred Shares, ITT Hartford may utilize a depository arrangement as provided by the terms of the Preferred Shares and, in the case of fractions other than one one-thousandth (1/1000th) of a Preferred Share or integral multiples thereof, may make a cash payment based on the market price of such shares.

    TRIGGERING EVENT AND EFFECT OF TRIGGERING EVENT

    At such time as there is an Acquiring Person, the ITT Hartford Rights will entitle each holder (other than such Acquiring Person) of an ITT Hartford Right to purchase, for the Purchase Price, that number of one one-thousandths (1/1000ths) of a Preferred Share equivalent to the number of shares of Common Stock which at the time of such event would have a market value of twice the Purchase Price.

    In the event ITT Hartford is acquired in a merger or other business combination by an Acquiring Person or an affiliate or associate of an Acquiring Person that is a publicly traded corporation or 50% or more of ITT Hartford's assets or assets representing 50% or more of ITT Hartford's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an affiliate or associate of an Acquiring Person that is not a publicly traded corporation, each ITT Hartford Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, that number of common shares of such corporation which at the time of the transaction would have a market value of twice the Purchase Price. In the event ITT Hartford is acquired in a merger or other business combination by an Acquiring Person or an affiliate or associate of an Acquiring Person that is not a publicly traded entity or 50% or more of ITT Hartford's assets or assets representing 50% or more of ITT Hartford's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an affiliate or associate of an Acquiring Person that is not a publicly traded entity, each ITT Hartford Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, at such holder's option, (i) that number of shares of the surviving corporation in the transaction with such entity (which surviving corporation could be ITT Hartford) which at the time of the transaction would have a book value of twice the Purchase Price, (ii) that number of shares of such entity which at the time of the transaction would have a book value of twice the Purchase Price or (iii) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have market value of twice the Purchase Price.

    Any ITT Hartford Rights that are at any time beneficially owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person) will be null and void and nontransferable and any holder of any such ITT Hartford Right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such ITT Hartford Right.

    REDEMPTION

    At any time prior to the earlier of (i) such time as a person or group becomes an Acquiring Person and (ii) the Expiration Date, the Board of Directors of ITT Hartford may redeem the ITT Hartford Rights in whole, but not in part, at a price (in cash or Common Stock or other securities of ITT Hartford deemed by the Board of Directors to be at least equivalent in value) of $.01 per ITT Hartford Right (which amount shall be subject to adjustment as provided in the Rights Agreement) (the "Redemption Price"). Immediately upon the action of the Board of Directors of ITT Hartford ordering the redemption of the ITT Hartford Rights, and without any further action and without any notice, the right to exercise the ITT Hartford Rights will terminate and the only right of the holders of ITT Hartford Rights will be to receive the Redemption Price. Within 10 business days after the action of the Board of Directors ordering the redemption of the ITT Hartford Rights, ITT Hartford will give notice of such redemption to the holders of the then outstanding ITT Hartford Rights by mail. Each such notice of redemption will state the method by which payment of the Redemption Price will be made.

    In addition, at any time after there is an Acquiring Person, the Board of Directors of ITT Hartford may elect to exchange each ITT Hartford Right (other than ITT Hartford Rights that have become null and void and nontransferable as described above) for consideration per ITT Hartford Right consisting of one-half of the securities that would be issuable at such time upon exercise of one ITT Hartford Right pursuant to the terms of the Rights Agreement.

    AMENDMENT

    At any time prior to the Distribution Date, ITT Hartford may, without the approval of any holder of any ITT Hartford Rights, supplement or amend any provision of the Rights Agreement (including, without limitation, the date on which the Distribution Date shall occur, the definition of Acquiring Person, the time during which the ITT Hartford Rights may be redeemed or the terms of the Preferred Shares), except that no supplement or amendment shall be made which reduces the Redemption Price (other than pursuant to certain adjustments therein) or provides for an earlier Expiration Date. From and after the Distribution Date and subject to applicable law, ITT Hartford may amend the Rights Agreement without the approval of any holders of ITT Hartford Right Certificates (i) to cure any ambiguity or to correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision of the Rights Agreement or (ii) to make any other provisions which ITT Hartford may deem necessary or desirable and which shall not adversely affect the interests of the holders of ITT Hartford Right Certificates (other than an Acquiring Person or an affiliate or associate of an Acquiring Person). Any supplement or amendment adopted during any period after any person or group has become an Acquiring Person but prior to the Distribution Date shall be null and void unless such supplement or amendment could have been adopted under the prior sentence from and after the Distribution Date.

    CERTAIN EFFECTS OF THE ITT HARTFORD RIGHTS AGREEMENT

    The Rights Agreement is designed to protect shareholders of ITT Hartford in the event of unsolicited offers to acquire ITT Hartford and other coercive takeover tactics which, in the opinion of the Board of Directors of ITT Hartford, could impair its ability to represent shareholder interests. The provisions of the Rights Agreement may render an unsolicited takeover of ITT Hartford more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer ITT Hartford's shareholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of the shareholders of ITT Hartford.

RESTRICTIONS ON OWNERSHIP UNDER INSURANCE LAWS

    Although the Restated Certificate of Incorporation and By-laws of ITT Hartford do not contain any provision restricting ownership as a result of the application of various state insurance laws, such laws will be a significant deterrent to any person interested in acquiring control of ITT Hartford. The insurance holding company laws of each of the jurisdictions in which ITT Hartford's insurance subsidiaries are incorporated or commercially domiciled (as well as state corporation laws) govern any acquisition of control of such insurance subsidiaries or of ITT Hartford. In general, such laws provide that no person or entity may directly or indirectly acquire control of an insurance company unless such person or entity has received the prior approval of the insurance regulatory authorities. Such acquisition of control would be presumed in the case of any person or entity who purchases 10% or more of ITT Hartford's outstanding Common Stock (5% or more, in the case of the Florida insurance holding company laws) unless the applicable insurance regulatory authorities determine otherwise.

DELAWARE GENERAL CORPORATION LAW

    The terms of Section 203 of the Delaware General Corporation Law apply to ITT Hartford since it is a Delaware corporation. Pursuant to Section 203, with certain exceptions, a Delaware corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations and sales of assets, with an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless (a) the transaction that results in the person's becoming an interested stockholder or the business combination is approved by the board of directors of the corporation before the person becomes an interested stockholder, (b) upon consummation of the transaction which results in the shareholder becoming an interested stockholder, the interested stockholder owns 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned by certain employee stock plans or (c) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by holders of at least two-thirds of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder, at a meeting of shareholders. Under Section 203, an "interested stockholder" is defined as any person, other than the corporation and any direct or indirect majority-owned subsidiary, that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder. Section 203 does not apply to a corporation that so provides in an amendment to its certificate of incorporation or by-laws passed by a majority of its outstanding shares at any time. Such stockholder action does not become effective for 12 months following its adoption and would not apply to persons who were already interested stockholders at the time of the amendment. The Restated Certificate of Incorporation does not exclude ITT Hartford from the restrictions imposed under Section 203.

    Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the shareholders may elect to exclude a corporation from the restrictions imposed thereunder. The provisions of Section 203 may encourage companies interested in acquiring ITT Hartford to negotiate in advance with ITT Hartford's Board of Directors, because the shareholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in the shareholder becoming an interested shareholder. Such provisions also may have the effect of preventing changes in the management of ITT Hartford. It is further possible that such provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interest.

                            DESCRIPTION OF WARRANTS

    ITT Hartford may issue Warrants, including Warrants to purchase Debt Securities ("Debt Warrants"), Preferred Stock, Common Stock or other of its securities. Warrants may be issued independently or together with any such securities of ITT Hartford and may be attached to or separate from such securities of ITT Hartford. The Warrants are to be issued under warrant agreements (each a "Warrant Agreement") to be entered into between ITT Hartford and a bank or trust company, as warrant agent (the "Warrant Agent"), all as shall be set forth in the Prospectus Supplement relating to Warrants being offered pursuant thereto. The description of the terms of the Warrants that are set forth below and that will be set forth in the applicable Prospectus Supplement do not purport to be complete and are qualified in their entirety by reference to the Warrant Agreement and warrant certificate relating to such Warrants.

DEBT WARRANTS

    The applicable Prospectus Supplement will describe the terms of Debt Warrants offered thereby, the Warrant Agreement relating to such Debt Warrants and the warrant certificates representing such Debt Warrants, including the following: (i) the title of such Debt Warrants; (ii) the Debt Securities of ITT Hartford for which such Debt Warrants are exercisable; (iii) the aggregate number of such Debt Warrants; (iv) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant, and the price or prices at which such Debt Warrants will be issued; (v) the procedures and conditions relating to the exercise of such Debt Warrants; (vi) the designation and terms of any related Debt Securities of ITT Hartford with which such Debt Warrants are issued, and the number of such Debt Warrants issued with each such Debt Security; (vii) the date, if any, on and after which such Debt Warrants and the related securities of ITT Hartford will be separately transferable; (viii) the date on which the right to exercise such Debt Warrants shall commence, and the date on which such right shall expire; (ix) the maximum or minimum number of such Debt Warrants which may be exercised at any time; (x) if applicable, a discussion of material United States Federal income tax considerations; (xi) any other terms of such Debt Warrants and terms, procedures and limitations relating to the exercise of such Debt Warrants; and (xii) the terms of the securities of ITT Hartford purchasable upon exercise of such Debt Warrants.

    Debt Warrant certificates may be exchanged for new Debt Warrant certificates of different denominations and Debt Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants exercisable for Debt Securities will not have any of the rights of holders of the Debt Securities purchasable upon such exercise and will not be entitled to payments of principal (or premium, if any) or interest, if any, on the Debt Securities purchasable upon such exercise.

OTHER WARRANTS

    ITT Hartford may issue other Warrants. The applicable Prospectus Supplement will describe the following terms of any such other Warrants in respect of which this Prospectus is being delivered: (i) the title of such Warrants; (ii) the securities (which may include Preferred Stock or Common Stock) for which such Warrants are exercisable; (iii) the price or prices at which such Warrants will be issued; (iv) if applicable, the designation and terms of the Preferred Stock or Common Stock with which such Warrants are issued, and the number of such Warrants issued with each such share of Preferred Stock or Common Stock; (v) if applicable, the date on and after which such Warrants and the related Preferred Stock or Common Stock will be separately transferable; (vi) if applicable, a discussion of material United States Federal income tax considerations; and
(vii) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants. The applicable Prospectus Supplement will also set forth (a) the amount of securities called for by such Warrants, and if applicable, the amount of Warrants outstanding, and (b) information relating to provisions, if any, for a change in the exercise price or the expiration date of such Warrants and the kind, frequency and timing of any notice to be given. Prior to the exercise of their Warrants for shares of Preferred Stock or Common Stock, holders of such Warrants will not have any rights of holders of the Preferred Stock or Common Stock purchasable upon such exercise and will not be entitled to dividend payments, if any, or voting rights of the Preferred Stock or Common Stock purchasable upon such exercise.

EXERCISE OF WARRANTS

    Each Warrant will entitle the holder thereof to purchase for cash such principal amount or such number of securities of ITT Hartford at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Warrants offered thereby. Warrants may be exercised as set forth in the Prospectus Supplement relating to the Warrants offered thereby at any time up to the close of business on the expiration date set forth in such Prospectus Supplement. After the close of business on the expiration date (or such later expiration date as may be extended by ITT Hartford), unexercised Warrants will become void.

    Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement, ITT Hartford will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the Warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining Warrants.

                    DESCRIPTION OF STOCK PURCHASE CONTRACTS
                            AND STOCK PURCHASE UNITS

    ITT Hartford may issue Stock Purchase Contracts, including contracts obligating holders to purchase from ITT Hartford, and ITT Hartford to sell to the holders, a specified number of shares of Common Stock or Preferred Stock at a future date or dates. The price per share of Preferred Stock or Common

Stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as a part of units ("Stock Purchase Units") consisting of a Stock Purchase Contract and Debt Securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the Preferred Stock or the Common Stock under the Purchase Contracts. The Stock Purchase Contracts may require ITT Hartford to make periodic payments to the holders of the Stock Purchase Units or vice versa, and such payments may be unsecured or prefunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

    The applicable Prospectus Supplement will describe the terms of any Stock Purchase Contracts or Stock Purchase Units. The description in the Prospectus Supplement will not purport to be complete and will be qualified in its entirety by reference to the Stock Purchase Contracts, and, if applicable, collateral arrangements and depositary arrangements, relating to such Stock Purchase Contracts or Stock Purchase Units.

                              PLAN OF DISTRIBUTION

    ITT Hartford may sell any of the Offered Securities being offered hereby in any one or more of the following ways from time to time: (i) through agents;
(ii) to or through underwriters; (iii) through dealers; and (iv) directly by ITT Hartford to purchasers.

    The distribution of the Offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    Sales of Common Stock offered hereby may be effected from time to time in one or more transactions on the New York Stock Exchange or in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at other negotiated prices.

    Offers to purchase Offered Securities may be solicited by agents designated by ITT Hartford from time to time. Any such agent involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by ITT Hartford to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Offered Securities so offered and sold.

    If Offered Securities are sold by means of an underwritten offering, ITT Hartford will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable Prospectus Supplement which will be used by the underwriters to make resales of the Offered Securities in respect of which this Prospectus is being delivered to the public. If underwriters are utilized in the sale of any Offered Securities in respect of which this Prospectus is being delivered, such Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. Offered Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriter or underwriters are utilized in the sale of the Offered Securities, unless otherwise indicated in the applicable Prospectus Supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Offered Securities will be obligated to purchase all such Offered Securities if any are purchased.

    If a dealer is utilized in the sale of the Offered Securities in respect of which this Prospectus is delivered, ITT Hartford will sell such Offered Securities to the dealer as principal. The dealer may then resell such Offered Securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the Offered Securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

    Offers to purchase Offered Securities may be solicited directly by ITT Hartford and the sale thereof may be made by ITT Hartford directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

    Offered Securities may also be offered and sold, if so indicated in the applicable Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for ITT Hartford. Any remarketing firm will be identified and the terms of its agreement, if any, with ITT Hartford and its compensation will be described in the applicable Prospectus Supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the Offered Securities remarketed thereby.

    If so indicated in the applicable Prospectus Supplement, ITT Hartford may authorize agents and underwriters to solicit offers by certain institutions to purchase Offered Securities from ITT Hartford at the public offering price set forth in the applicable Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the applicable Prospectus Supplement. Such delayed delivery contracts will be subject to only those conditions set forth in the applicable Prospectus Supplement. A commission indicated in the applicable Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Offered Securities pursuant to delayed delivery contracts accepted by ITT Hartford.

    Agents, underwriters, dealers and remarketing firms may be entitled under relevant agreements with ITT Hartford to indemnification by ITT Hartford against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters, dealers and remarketing firms may be required to make in respect thereof.

    Each series of Offered Securities will be a new issue and, other than the Common Stock which is listed on the New York Stock Exchange, will have no established trading market. ITT Hartford may elect to list any series of Offered Securities on an exchange, and in the case of the Common Stock, on any additional exchange, but, unless otherwise specified in the applicable Prospectus Supplement, ITT Hartford shall not be obligated to do so.

    Agents, underwriters, dealers, and remarketing firms may be customers of, engage in transactions with, or perform services for, ITT Hartford and its subsidiaries in the ordinary course of business.

                                 LEGAL OPINIONS

    Unless otherwise indicated in the applicable Prospectus Supplement, the validity of any Offered Securities offered hereby will be passed upon for ITT Hartford by Michael S. Wilder, General Counsel of ITT Hartford, and for any underwriters or agents by counsel to be named in the applicable Prospectus Supplement.

                                    EXPERTS

    The audited consolidated financial statements and schedules of ITT Hartford Group, Inc. and subsidiaries incorporated by reference herein and in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein and in the Registration Statement in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the changes in the methods of accounting for certain investments in debt and equity securities and discounting certain workers' compensation liabilities as discussed in the notes to consolidated financial statements.

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